SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
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8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING GENEVA SAN FRANCISCO
BRUSSELS HONG KONG SHANGHAI
CHICAGO [redacted]
DALLAS
FRANKFU

FOUNDED

06014827

Our Ref: 22277-00002

June 27, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find two press releases which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

Partners | Balbir Bindra, Constance Choy, Eric Ho, Gloria Lam, Huanting Timothy Li
Consultants | Charles W. Allen, Ada Leung, Arun Nigam
Registered Foreign Lawyers | William O. Fifield (Texas)*, Dohyong Kim (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (Australia)*, Ben B. Hur (Korea)°, Jason T. Kuo (New York)*, Ming-Yung Lam (PRC)*

** Partners of Sidley Austin LLP*
° Foreign Legal Consultants

HK1 359381v.1

COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL	HK$	3.475	2006-06-27 11:0
HangSeng	US$	15,844.01	2006-06-27 11:0

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COSL's Bohai 8 Accredited"Best Cooperation/ Record of No Accident and Time Delay in Million Hours" Award

To Provide Safe and Quality Service in Long Run

(26 June 2006 - Beijing) China Oilfield Service Limited ("COSL" or the "Company"; stock code: 2883.HK) is pleased to announce that its drilling platform, Bohai 8, was accredited "The Best Cooperation/ Record of No Accident and Time Delay in Million Hours" by the U.S. Headquarter of Kerr McGee Corporation.

Mr. Terence Jupp, Vice President of Kerr McGee of the U.S. Headquarter, Mr. Michael Verm, President of Kerr McGee (China), together with different department heads, arrived at Bohai 8, which is in operation at 12-1E of Cao Fei Dian (曹妃甸), Bohai, recently. They awarded the CFD11-1 and 12-1E development projects of Bohai 8 "The Best Cooperation/ Record of No Accident and Time Delay in Million Hours" accreditation. During the prize presentation ceremony, the management of Kerr McGee highly appraised Bohai 8 in providing safe and quality services in their long-term development cooperation and considered it to be the best partner.

The representative of COSL who attended the ceremony and said, "We are delighted and honored to receive the award. This represents the recognition and support of international clients to the service standard of the Company. COSL has always emphasized on production safety and viewed it as the foundation for corporate development. We will continue to strengthen our QHSE management, with an aim of providing our clients with reliable, safe and quality services."



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COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL	HK$	3.475	2006-06-27 11:0
HangSeng	US$	15,844.01	2006-06-27 11:0

---Four Business---
Search...



News Release   Media Calendar   Media Contacts

- Home
- About Us
- Range of Oilfield Services
- Investor Relations
- Press Room
  - News Release
  - Media Calendar
  - Media Contacts
- QHSE & Social Responsibility

English   Chinese

News Release

Back

2006 2005 2004 2003 2002

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REMOVAL NOTICE

Please be advised that Board Secretary Office and China Oilfield Services Limited (Beijing) move to the following address:

Board Secretary Office: Room 608A-608B, CNOOC Plaza No.25 Chaoyangmen North Avenue Dongcheng District, Beijing, P.R.China

Tel : (8610) 8452 1685
Fax: (8610) 8452 1325
Postalcode: 100010

China Oilfield Services Limited (Beijing): Room 610B, CNOOC Plaza No.25 Chaoyangmen North Avenue Dongcheng District, Beijing, P.R.China

Tel : (8610) 8452 1687
Fax: (8610) 8452 1817
Postalcode: 100010

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